Atlas Lithium Corporation

Rua Bahia, 2463 - Suite 205

Belo Horizonte, Minas Gerais 30.160-012, Brazil

January 5, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Levenberg

Re:	Atlas Lithium Corporation
Registration Statement on Form S-1, as amended
Filed January 28, 2022
File No. 333-262399

Dear Mr. Levenberg:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, Atlas Lithium Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended (File No. 333-262399) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on Monday, January 9, 2023, or as soon as practicable thereafter.

The Company understands that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Please call Lynne Bolduc, Esq. of Fitzgerald Kreditor Bolduc Risbrough, LLP, counsel to the Company, at (949) 788-8900 to confirm the effectiveness of the Registration Statement.

Thank you for your assistance in this matter. Please contact me if you have any comments or questions.

Very truly yours,

By:	/s/ Marc Fogassa
Name:	Marc Fogassa
Title:	Chief Executive Officer

cc:	Disclosure Law Group, a Professional Corporation
Daniel W. Rumsey, Esq.